FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Announces Appointment of Vice President, Exploration

Toronto, Ontario (September 1, 2020) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) is pleased to announce the appointment of Scott R.G. Parsons as its Vice President, Exploration. Mr. Parsons succeeds Chris Rockingham following his retirement on August 31, 2020.

“On behalf of the entire organization, I would like to thank Chris for his contributions to Alamos, including leading and developing our strong exploration team over the past two years. We wish Chris all the best in his retirement," said John A. McCluskey, President and Chief Executive Officer.

“Scott brings a wealth of experience having held progressively senior exploration roles over the past 15 years. He has been intimately involved in our exploration efforts the last several years and is well positioned to lead our exploration program going forward," Mr. McCluskey added.

Mr. Parsons joined Alamos in January 2018, most recently serving as Director Exploration, Canada where he has helped oversee the exploration programs at Island Gold, Young-Davidson, and Lynn Lake. Prior to joining Alamos, Scott was Manager of Regional Exploration and Geoscience with TMAC Resources where he was responsible for resource expansion and regional exploration on the Hope Bay Project in Nunavut. Previously, he served as Vice President, Corporate Development for Northern Superior Resources Inc., and as an Exploration Geologist and later Project Geologist, Resource Development & Long-Range Planning with BHP Billiton.

He holds a Bachelor of Science in Geology and a Master of Science in Geology from the University of Western Ontario. He also holds a Master of Business Administration from Athabasca University and is registered as a Professional Geoscientist (P.Geo.) with Professional Geoscientists Ontario and Engineers Geoscientists Manitoba.

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.